LOGO
                                                                  Exhibit (a)(4)

                                  CONRAIL INC.
                               2001 Market Street
                              Two Commerce Square
                     Philadelphia, Pennsylvania 19101-1417

                                                                October 16, 1996

Dear Shareholders:

     I am pleased to inform you that Conrail Inc. and CSX Corporation have entered into a Merger Agreement providing for a merger of equals of our companies, creating the leading freight transportation and logistics company in the world. In the transaction, 40% of the shares of Conrail common stock and ESOP preferred stock would be acquired for cash at $92.50 per share, and the remaining 60% would be acquired for CSX stock at an exchange ratio of 1.85619 CSX shares for each Conrail share.

     Pursuant to the Merger Agreement, a subsidiary of CSX has commenced a tender offer to purchase 19.9% of the outstanding shares of Conrail common stock and ESOP preferred stock. A Pennsylvania statute effectively precludes CSX from acquiring 20% or more of Conrail's shares in the tender offer or otherwise, unless the Conrail shareholders vote to amend the Conrail Articles of Incorporation to opt out of such statute. Conrail intends to call a special meeting of shareholders to seek approval of such amendment. If such approval is obtained, CSX would be able either to increase the number of shares subject to the tender offer, or commence a new tender offer, in each case so as to purchase 40% of the shares for cash.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND MERGER AND RECOMMENDS THAT CONRAIL SHAREHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

     The enclosed Offer to Purchase and related Letter of Transmittal set forth in detail the terms and conditions of the tender offer and provide instructions on how to tender your shares. Attached is a copy of the Schedule 14D-9 filed by Conrail with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other important information relating to the tender offer. I urge you to consider the enclosed information carefully.

                                          Sincerely,

                                      /s/ David M. LeVan

                                          David M. LeVan
                                          Chairman, President and
                                          Chief Executive Officer